April 11, 2007

Mr. John Reynolds
Assistant Director
Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549

Re:	Columbus Acquisition Corp. Amendment No. 1 to Registration Statement on Form S-1 Filed on February 13, 2007 File Number 333-138890

Dear Mr. Reynolds:

We are writing on behalf of Columbus Acquisition Corp. (the “Company”), in response to the March 28, 2007 letter (the “Comment Letter”) of the Securities and Exchange Commission (the “Commission”), with respect to Amendment No. 1 to the Registration Statement on Form S-1 of the Company (the “Registration Statement”), which includes the prospectus of the Company (the “Prospectus”). The Company is filing herewith Pre-Effective Amendment No. 2 to the Form S-1 (“Amendment No. 2”). For the convenience of the staff of the Commission (the “Staff”), each Staff comment in the Comment Letter has been reprinted in italics in this letter, numbered to correspond with the paragraph number assigned to such comment in the Comment Letter, and is followed by the corresponding response. All page references in this letter are to pages of the clean version of Amendment No. 2, which includes the Prospectus as revised.

In connection with our response, we are submitting the following materials:

1.	Five revised, clean courtesy copies of Amendment No. 2; and

2.	Five courtesy copies of Amendment No. 2, marked to show changes to Amendment No. 1 to the Registration Statement filed on February 13, 2007 (“Amendment No. 1”).

Mr. John Reynolds
The Securities and Exchange Commission
April 11, 2007

General

1.
We note your response to prior comment number 4. We also note your statement that the company must register the initial issuance of the shares underlying such warrants so that the transferees may receive unrestricted registered securities. It is the position of the staff that the common stock underlying the insider warrants that will be sold privately must be exercised privately pursuant to an exemption from registration. Only the resales of the underlying securities may be registered on this registration statement. The exercise transaction between the registrant and Columbus Acquisition Holdings, LLC remains private, subject to the limitations of available exemptions.

Please revise your fee table and make other appropriate revisions to clarify that you are registering the resale of the securities underlying the warrants throughout the registration statement.

We have evaluated the Staff's comment number 1 and prior comment 4, and the Company has decided that it will not register the insider warrants or the underlying securities. We have revised the prospectus, the registration fee table and our legal opinion to reflect these changes.

Prospectus Summary, page 1

2.
We note your response to prior comment number 9; however, the sentences are still contained in the "Prospectus Summary." Please revise to include such language after the section on "Risk Factors" which ends on page 27.

As requested by the Staff, the last three sentences in “Prospectus Summary—Risks” is now included after the section on “Risk Factors” which ends on page 27 in Amendment No. 2.

3.
We note your response to comment 16 that indicates "we will not take any action to amend or waive these provisions even in the event that the provisions limiting our ability to amend our certificate of incorporation are found to be unenforceable under Delaware law." Please revise the first paragraph under the Certificate of Incorporation section to include your full response.

As requested by the Staff, the Company has revised the first paragraph under “Prospectus Summary—Certificate of Incorporation” in Amendment No. 2 to include the Company’s full response that was included in its letter dated February 13, 2007 to the Commission that accompanied the filing of Amendment No. 1.

4.
We note your response to comment 17. Briefly address in the summary section the steps that the company has taken to determine whether Andrew Intrater will be able to pay the claims of target businesses or claims of vendors or any other entities that are owed money.

Mr. John Reynolds
The Securities and Exchange Commission
April 11, 2007

As requested by the Staff, the Company has revised the last paragraph in “Prospectus Summary-- Liquidation if no business combination” in Amendment No. 2 to briefly address the steps that the Company has taken to determine whether Andrew Intrater will be able to pay the claims of target businesses or claims of vendors or any other entities that are owed money.

Risk Factors, page 13

5.
We note your response to prior comment number 18. Please revise to include your disclosure that the insider warrants will be identical to warrants underlying the units sold in the offering and that the existing shareholders will not be able to exercise their warrants if the purchasers in the IPO may not.

As requested by the Staff, the Company has revised “Risk Factors— Certain of our officers and directors beneficially own shares of our common stock issued prior to the offering and will beneficially own warrants following this offering. These shares and warrants will not participate in liquidation distributions and, therefore, our officers and directors may have a conflict of interest in determining whether a particular target business is appropriate for a business combination.” to state that “Columbus Acquisition Holdings LLC will not be able to exercise its insider warrants if investors in this offering are not able to exercise their warrants. The insider warrants are identical to warrants underlying the units sold in this offering, except that if we call the warrants for redemption, the insider warrants will be exercisable on a cashless basis so long as they are still held by Columbus Acquisition Holdings LLC.”

Use of Proceeds, page 29

6.
We note your response to comment 30 and your disclosure that "our actual expenditures for some or all of these items may differ from the estimates set forth above." We continue to believe that the comment is applicable. As previously noted, please revise to delete the noted statement or revise this section to clearly discuss the circumstances that would require management to alter the noted use of proceeds from this offering and discuss the specific alternatives to the currently stated uses. See Instruction 7 to Item 504 of Regulation S-K. We may have further comment.

As requested by the Staff, the Company has revised the disclosure under “Use of Proceeds” relating to the allocation of proceeds in the table in such section under the heading “Use of net proceeds not held in trust and amounts available from interest income earned on the trust fund” to indicate that the Company does not expect to use such amounts for anything other than the purposes stated in such table and to clearly discuss the circumstances that would require management to alter the noted use of proceeds from the Offering in one particular category, by stating that “Management may be required to pay a different amount than the amount indicated in the table above for legal, accounting and other third-party expenses attendant to the due diligence investigation, structuring and negotiation of a business combination, depending upon the level of complexity of such business combination. The difference, if any, will be allocated to, or deducted from, our working capital. We do not expect any material variation between the amounts allocated to the other categories under the heading “Use of net proceeds not held in trust and amounts available from interest income earned on the trust fund” in the table above and the amounts that we will actually use for the purposes specified in those categories.”

Mr. John Reynolds
The Securities and Exchange Commission
April 11, 2007

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 35

7.
We note your statement that the interest earned on the trust account will be released to the company from time to time upon the company's written request. Please revise to clarify whether the timing of the release of the interest on the trust account to the company may cause liquidity problems in connection with the investigation and selection of a target business.

As requested by the Staff, the Company has revised the disclosure under “Management’s Discussion and Analysis of Financial Condition and Results of Operations-- Liquidity and Capital Resources” to indicate that if the Company expends the funds available to it outside of the trust account for purposes that do not result in a business combination, it might not have sufficient remaining funds to continue searching for, or to conduct due diligence with respect to, a target business, in which case it would be forced to obtain alternative financing or liquidate.

Management, page 51

8.
We note your response to comment 37. We also note your statement in the business background for Michael Sloan that "[f]rom October 2001 to January 2002, Mr. Epstein was a private investor." Please revise as appropriate.

As requested by the Staff, the business background of Mr. Sloan under “Management” has been revised to indicate that from October 2001 to January 2002, Mr. Sloan was a private investor.

Financial Statements
Note 3—Proposed Public Offering, page F-9

9.
We note your response to prior comment 44. Please explain why you believe using a weekly interval results in a better estimate of volatility than using daily historical prices for the identified representative companies.

The Company believes that weekly volatility is appropriate due to the lack of daily trading in certain of the representative companies. We have reviewed the guidance in SFAS 123(R) paragraph A32(d) and in Staff Accounting Bulletin No. 107 and believe that such literature suggests that weekly volatility results in a better estimate where representative company shares are thinly traded.

Mr. John Reynolds
The Securities and Exchange Commission
April 11, 2007

Exhibits
Legality Opinion

10.
Please revise your legality opinion by LeBoeuf, Lamb, Greene & MacRae LLP to indicate that opinion opines upon Delaware law, including the statutory provisions, all applicable provisions of the Delaware Constitution and reported judicial decisions interpreting those laws.

The legality opinion has been revised as requested by the Staff and is included as Exhibit 5.1 in Amendment No. 2.

* * * *

Should you have any questions concerning the above responses or the enclosed materials, please telephone the undersigned at (212) 424-8284.

Very truly yours,

/s/ Andrew Hulsh

Andrew Hulsh

Copy to:	Andrew Intrater Columbus Acquisition Corp. Chairman of the Board, President and Chief Executive Officer 153 East 53rd Street, 58th Floor New York, NY 10022